EXHIBIT 23.7

CONSENT OF PINCOCK ALLEN & HOLT

We hereby consent to the reference in the prospectus supplement filed pursuant to Rule 424 of the Securities Act of 1933, as amended (the “Prospectus Supplement”) to our technical report relating to US Gold’s Palmarito project. We also consent to the reference to PAH under the heading “Experts” in the Prospectus Supplement.

We recognize that, US Gold Corporation is a publicly traded company in the United States and, consequently, is subject to the regulations of the United States Securities and Exchange Commission (SEC). The SEC does not recognize the terms “measured resource” and “indicated resource.” However, the SEC does recognize the term “mineralized material.” PAH believes the measured and indicated resource estimate in our technical report is consistent with the SEC’s definition of mineralized material.

PINCOCK, ALLEN & HOLT

/s/ Raja P. Upadhyay
RAJA P. UPADHYAY
President

Dated: April 28, 2009